DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 7, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMOTIVE [LOGO]

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                Angus Corporate Centre 877.863.2268-Toll Free 230-1700 West 75th Ave 604.267.6000-Telephone
                                Vancouver, BC            604.267.6005-Fascimile
                                Canada V6P 6G2           www.dynamotive.com


                            LETTER TO SHAREHOLDERS


Dear Shareholders,

We are pleased to report on the substantial progress achieved by the Company in 2005, a year in which we reaffirmed our leadership position in the industry by completing the building blocks necessary for rapid deployment of the Company's
BioOil technology.

The commissioning and operation of the world's largest BioOil plant facility in West Lorne, Ontario, Canada reaffirmed our leadership in the industry by producing fuels at a commercial scale. The development and launch of fabrication of our first 200 tpd plant extended it. Our business reach and our know how in the bio mass world increased further our commercial advantage by establishing a large number of promising sale opportunities worldwide. It is in the combination of technology, cost and business approach that DynaMotive differentiates itself in a crowded field.

The attractiveness of BioOil is stronger than ever, with rising energy prices and the growing realization that alternative energy is a viable and important part in the world's energy future.
Most importantly, there is a growing realization that fuels from cellulosic biomass establishes the most rapid growth opportunity in the sustainable energy market, putting us at the centre of the new energy race.

Furthermore, the advantages of BioOil and our Fast Pyrolysis technology are becoming clearer in the current environment, and the market is beginning to appreciate the Company's approach to an alternative energy solution. Our philosophy has been simple and direct: to utilize low value biomass and convert it into a high value liquid fuel with a simple, effective and efficient system in an economic and environmentally friendly manner.

Undoubtedly, we are in a vibrant industry and are well positioned to maintain a leading role in the biomass-to-liquids sector and establish a strong energy and technology company.

Important accomplishments in the past fiscal year include the following:

1. Initial production and commercial sales from our West Lorne BioOil Co-Generation plant, proving the scalability and attractiveness of the technology;
2.   Signed license agreements in Canada and in Eastern Europe;
3. Received EcoLogo certification of our electricity and BioOil;
4. Maintained and expanded strategic partnerships with industry leaders;
5. Made significant progress on establishing business networks in many of our key target markets;
6. Signed co-operation agreements with a number of leading financial and industrial partners;
7. Completed a number of industrial scale test burns, a necessary pre-requisite to long- term fuel sales agreements; and
8. Progressed in our research and development activities to prove high value derivative products plus synthetic and blended fuel applications of BioOil.

In addition, we have strengthened the Company financially, and have garnered the management and financial resources to complete our 2006 business plan, including fabrication of our first and second 200 tpd pyrolysis plants.

The next few years will be exciting for us all. The commissioning of our first commercial plant, and the strong tangible interest that it has produced, mark the beginning of the most exciting and important period in DynaMotive's history. We are confident that together with our partners, our commercial plant developments in 2006 will be a major success and will be followed by many subsequent plants in North America, Europe and globally. The economics and operating characteristics of our technology are well suited to today's environment and this is resulting in rapidly expanding interest and exposure.

We look forward to the challenges and opportunities ahead with optimism and renewed resolve and thank our shareholders, directors, employees and partners for their continuing support.






---------------------                ---------------------
Richard Lin                          R. Andrew Kingston
Chairman of the                      President and CEO
Board of Directors

                                   ANNUAL REPORT

                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                        2005

ANNUAL REPORT 2005

DESCRIPTION OF BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OFFICERS AND DIRECTORS
CORPORATE INFORMATION

Description of Business
=======================

The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report. In addition, the Company desires to take advantage of certain provisions of the Private Securities Litigation reform Act of 1995 that provide a safe harbor for forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed herein are forward-looking statements, the accuracy of which is necessarily subject to risk and uncertainties. Specially, the company wishes to alert readers that the aforementioned factors as well as the risk factors and other cautionary statements as set forth in the Company's various filing with the Securities and Exchange Commission, in the past have affected and in the future could affect the Company's actual results, and could cause the Company's results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.


Overview
========

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion. The Company's principal business is the development and commercialization of its renewable energy technology called "Fast Pyrolysis". Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel ("BioOil") from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid
(char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of December 31, 2005, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the BioOil co-generation plant.

In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


ACTIVITIES
==========

DynaMotive's primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensees throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a "green" renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005, the Company completed construction of its first 100 tonnes per day (tpd) commercial scale plant, located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne,

Ontario, Canada. The Company continues to ramp up the plant and bring the facility toward full operation in 2006.

CORE TECHNOLOGIES

The Company develops and markets the Fast Pyrolysis process which efficiently converts forest and agricultural biomass residues into BioOil, char and non-condensable gases. There is zero waste from the process. Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications, including activated carbon for use in the water and wine industries, and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process. DynaMotive aims to position its technology as the worldwide industry standard for the production of BioOil as a clean, renewable fuel.

The Company has demonstrated a high level of success from its Fast Pyrolysis and BioOil commercialisation program in recent years. DynaMotive has six phases to its commercialisation program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI) in 1996. DynaMotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tpd prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3: In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on DynaMotive's pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive's BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been ongoing since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

Phase 4: DynaMotive completed commissioning of a new 10 tpd pilot plant in March 2001. The plant has been built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant has a production capacity of 6,000 litres of BioOil per day. In January 2003, DynaMotive completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

Phase 5: Following successful operation of the 10 tpd pilot, DynaMotive began construction of a 100 tpd commercial scale plant, with commissioning completed by Q4 2005. This plant processes wood residues to demonstrate continuous 24-hour production at commercial scale. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to prove the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company's final commercialization phase.

Phases 6/7: With completion of the 100 tpd plant, DynaMotive and partners are working to develop multiple commercial plants at the 200 tpd scale and larger. The Company is presently seeking to secure rights to multiple 'high disposal cost' biomass waste streams around the world, in order to launch its full scale commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

BioOil can also be used as the basis for a range of derivative products including, but not limited to, blended fuels for transportation, slow release fertilizers and specialty chemicals.

The Company continues to pursue its strategy to secure industrial partners to develop commercial products from BioOil derivatives, based upon prototypes developed by DynaMotive allowing the Company to leverage its resources.

By virtue of being derived from biomass residues, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with hydrocarbon fuels, therefore having significant environmental advantages over these fuels with respect to atmospheric pollution.


BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named Fast Pyrolysis that converts forest and agricultural biomass residues, such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil, including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products.

In the Fast Pyrolysis reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass residues. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's BioOil technology competitive advantages over other pyrolysis conversion technologies, such as lower capital and operating costs, higher product yields, a significantly higher quality
BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast Pyrolysis pilot plant located at the Company's research and development facility in Vancouver, BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of 2 tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company's 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments, could yield 14.5 tpd rather than the estimated 10 tpd. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

In January 2003, the Company announced that it successfully completed its pilot plant program confirming the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. As a result, the Company closed its test facilities and consolidated its operations at its corporate headquarters in Vancouver. In 2003 and 2004, the Company focused its resources on construction of a 100 tpd commercial scale plant in West Lorne, Ontario, entered into agreements for the development and construction of the 100tpd pyrolysis reactor for the plant and completed engineering review of the design with UMA Engineering Ltd.

BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products ("Erie Flooring") facilities. The integrated plant is to utilize wood residue from Erie flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project began to export green power to Ontario's grid system in 2005. The project is expected to reach operating cash flow positive in 2006 and to prove the commercial viability of the technology.

The Company has entered into lease, wood supply, steam and electricity supply and other agreements with Erie Flooring, which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid. Ramp-up of the plant is proceeding under the supervision of the Company.

In June 2003, the Company announced that it was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 4.1 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). If the Company sells the project or otherwise dispose during the Contract Period of assets financed by the SDTC funding,

SDTC may have a claim on a portion of the proceeds proportionate to their percentage of contribution to the asset.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Brazil and European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and has been installed at the Erie Flooring site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to Erie Flooring as referred to above.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat), including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers in 2005.

The Company also continues to work with Cosan Bon Jesus ("Cosan" is Brazil's largest sugar and ethanol producer) with which the Company signed a comprehensive Memoranda of Understanding in March 1998. Cosan and DynaMotive have tested bagasse and optimized technical design for bagasse-based BioOil pyrolysis plants. The Company is concentrating on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered waste and are subsequently incinerated or landfilled. Canada's wood waste alone could potentially be converted to 15 million barrels of BioOil per year and represents a significant source of raw materials for DynaMotive.


BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating, followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products, such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process. Char is a granular solid with properties similar to coal. At 23 - 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO2 (carbon dioxide) neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 - 650,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. DynaMotive's char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards.

In 2003 and 2004, the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area continued in 2005 and will continue in 2006.


BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004, the Company signed the Contribution Agreement with SDTC, confirming their $ 4.3 million (C$5,000,000) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). In 2004, the Company received the three payments of $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. The Company expects to receive the remaining $0.4 million (C$0.5 million) during 2006. If the Company sells the project or otherwise disposes during the Contract Period of assets financed by the SDTC funding, SDTC may have a claim on a portion of the proceeds.

In 2003 and 2004, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The agreement confirms a maximum reimbursement cap of $7.1 million (C$8.235 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's Fast Pyrolysis technology.

TPC is a key element in the federal government's innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2005, had claimed US$6 million to fund pre-commercial Fast Pyrolysis research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$13.7 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada.

Management's Discussion and Analysis and Results of Operations
==============================================================

In 2005, DynaMotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

For the years 2005, 2004 and 2003, the Company had expended on an annual basis $3,218,058, $3,455,511 and $969,419 respectively, on research and development. Of these amounts, $782,423, $765,106 and $456,438 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has decreased in 2004 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2004 and technical and project related expenditures in 2005. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $5.3 million (C$ 6.2 million) has been received as of year end 2005.

General and administrative salaries and benefits decreased to $5,152,851 in 2005 from $5,267,756 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation and management's conscious effort in controlling the Company's development activities with its 100 tpd commercial scale plant. General and administrative salaries and benefits increased to $5,267,756 in 2004 from $2,693,430 in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and increase in the Company's development activities with its 100 tpd commercial scale plant. Due to the change in accounting policy for stock option compensation effective January 1, 2004, pursuant to which, the Company is required to use fair value method of calculating stock option compensation for all options granted subsequent to January 1, 2002 and modifications on the term of the employee stock options, stock based compensation expense recognized has increased during 2004.

Professional fees increased to $1,533,546 (comprised of legal & accounting and audit fees of $243,988 and consulting fees of $1,289,558) in 2005 from $1,010,802 (of legal & accounting and audit fees of $240,955 and consulting fees of $769,847) in 2004. The increase was due mainly to the increase of hiring external consultants during the year. Professional fees increased to $1,010,802 in 2004 from $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003. The increase was due mainly to the increase of hiring external consultants during the year.

Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase of computer equipment for a number of new staff. Amortization and depreciation increased to $130,912 in 2004 from $125,580 in 2003 due to the replacement of certain computer equipment.

Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to decrease of miscellaneous revenue in 2005. Interest and other income decreased to $8,766 in 2004 from $73,974 in 2003 due mainly to decrease of miscellaneous revenue in 2004.

Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loan. Interest expense decreased in 2004 to $151,758 from $320,643 in 2003 due mainly to the repayment of interest bearing debt.

Marketing expense increased to $496,297 in 2005 from $283,322 in 2004 due to an increase in business development and corporate financing activities and during the year. Marketing expense increased to $283,322 in 2004 from $155,914 in 2003 due to an increase in business development activities and participation in an environmental conference during the year.

Office supplies, telephone and insurance increased to $467,854 in 2005 from $328,286 in 2004 due to the increased activities in the general and administrative area. Office supplies, telephone and insurance increased to $328,286 in 2004 from $300,751 in 2003 due to the increased activities in the general and administrative area.

Rent for leased premises increased to $175,294 in 2005 from $107,804 in 2004 due to the increase of office space and addition of accommodation for staff working at the West Lorne site. Rent for leased premises decreased to $107,804 in 2004 from $109,653 in 2003 due to the change in office and storage space.

Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar. Currency exchange gain in 2004 amounted to $53,156 compared to a gain of $177,551 in 2003 due to the depreciation of the US Dollar.

Loss on the write-down of long-term assets was $200,457 in 2005 as the Company wrote-off its 10 TPD pilot plant as management determined its value was permanently impaired.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $1,915,857 in 2005 from $9,106,450 in 2004. Capital expenditures for the Fast Pyrolysis technology decreased to $1,864,961 in 2005 from $8,982,857 in 2004. The decrease in the Fast Pyrolysis capital expenditures in 2005 was due mainly to the completion of the construction of the 100 tpd industrial plant in Ontario in 2005. Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $9,106,450 in 2004 from $1,502,100 in 2003. Capital expenditures for the Fast Pyrolysis technology increased to $8,982,857 in 2004 from $1,497,398 in 2003. The increase in the Fast Pyrolysis capital expenditures in 2004 was due mainly to construction of the 100 tpd industrial plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

The Company's total assets increased to $16,962,573 at the end of 2005 from $13,198,698 at the end of 2004, due mainly to the building of the 100 tpd commercial scale plant. Property, plant and equipment increased to $14,199,148 in 2005 from $12,154,153 in 2004 due to the building of the 100 tpd commercial scale plant. The total liabilities decreased to $8,670,165 at the end of 2005 from $8,911,500 at the end of 2004, due mainly to the increase of payments issued to the vendors related to the 100 tpd industrial plant. Current liabilities increased slightly to $7,861,317 at the end of 2005 from $7,843,828 at the end of 2004 due to an increase in accounts payable and accrued liabilities of the 100 tpd commercial scale plant and convertible debenture that are due within 12 months of December 31, 2005.

During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable to increased activity related to completion of the Company's 100 tpd plant resulting in (i) an increase in interest expense (ii) an increase in marketing expense, (iii) an increase in professional fees and
(iv) an increase in rent. The net operating loss in 2005 reflected professional fees totaling $1,533,546, of which, $1,046,841 was non-cash amounts paid in shares. The non-cash professional fees in 2004 were $235,845. During the year ended December 31, 2004, the Company recorded a net operating loss of $9,916,215, compared to a net operating loss of $4,984,681 for the year 2003. The increase in operating loss in 2004 as compared to 2003 was primarily attributable to (i) an increase in general and administrative salaries and benefits (ii) an increase in marketing expense,
(iii) an increase in professional fees and (iv) an increase in research and development. The net operating loss in 2004 reflected professional fees totaling $1,010,802, of which, $235,845 was non-cash amounts paid in shares. The non-cash professional fees in 2003 were $655,416.

The basic and diluted loss per common share decreased to eleven cents ($0.11) for the year 2005 from twelve cents ($0.12) for the year 2004. The loss per common share for the year 2003 was nine cents ($0.09). The decrease in basic and diluted loss per share for 2005 was due to both the increase in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 80,979,299 shares in 2004 to 108,009,185 in 2005.

B. LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2005 were
(i) $6,398,254 in net proceeds ($6,433,295 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decreased in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

For the previous year ended December 31, 2004, the Principal sources of liquidity during the year ended December 31, 2004 were (i) $4,857,699 in net proceeds ($5,242,734 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan,
(iv) $816,727 increase in long-term debts and (v) $509,879 decrease in government grant receivable.

Overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of construction of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.

During the previous year ended December 31, 2004, the Company used cash in operating activities and in investing activities of $2,883,735 and $5,824,645 respectively, and generated cash from financing activities of $8,693,057. During year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,169,755 and $530,209 respectively, and generated cash from financing activities of $3,221,353.

The net amount of cash used in operating activities during 2005 increased by 134% of cash used in operating activities during 2004 due to the completion and commissioning of the Company's 100 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 that was offset by
(i) amortization of non-cash items in the sum of $148,556, (ii) non-cash equity compensation expenses of $3,697,057, and (iii) non-cash accretion expense in the amount of $1,068,192.

The net amount of cash used in operating activities during 2004 increased by 33% of cash used in operating activities during 2003. Cash used in operating activities consisted primarily of a net loss for 2004 of $9,916,215 that was offset by (i) amortization of non-cash items in the sum of $130,912, (ii) non-cash equity compensation expenses of $4,730,604, and (iii) net change in non-cash working capital balances related to operations of $2,087,156.

Financing activities during 2005 generated a net increase in cash of $9,769,211, primarily from the Company's private placements of Common Shares. Financing activities during 2004 generated a net increase in cash of $8,693,057, primarily from the Company's private placements of Common Shares.

Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 that was incurred in the acquisition of capital assets, $22,181 was expended on patents and $172,813 was increased in restricted cash (funds held by the Company's lawyer as collateral for short-term convertible debentures). Investing activities in 2004 resulted in the use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents. Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of $530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended on other long-term assets.

During the first quarter of 2005, the Company raised subscription funds of $2.5 million relating to the private placement commenced in the second quarter of 2004 at subscription prices ranging from $0.30 to $0.523 per share. 6 million shares and 2.2 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. The Company raised subscription funds of $0.68 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.337 to $0.427 per share. 1.2 million shares and 0.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures are due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. As at December 31, 2005, $675,000 of these debentures remain outstanding.

During the third quarter of 2005, the Company raised subscription funds of $2.5 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.40 to $0.48 per share. 5.1 million shares and 1.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter, the Company raised a further $2.8 million relating to the same the private placement of the previous quarter at share prices ranging from $0.455 to $0.71 per share. 3.8 million shares and 0.9 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised during 2005 $7.1 million in cash and settled $1.8 million in consulting fees payable by the Company (these shares were valued based on the quoted market price on the date of the settlement agreement) for a total of 20 million Common Shares and 6 million Common Share Purchase Warrants.

With the current cash on hand and anticipated cash flow from sales revenue, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company may require additional funding for the commercial expansion of its Fast Pyrolysis technologies through the year 2006 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, which are related to a private placement commencing during the fourth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tpd BioOil manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing, if such facilities are available on reasonable commercial terms.

In addition to contemplated equity and debt offerings, the Company expects to be able to draw approximately $1.5 million in 2006 being the balance of government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project.

In connection with the Company's 200 tpd project, the Company is committed to outstanding construction commitments of approximately $2.6 million and expects the project to be completed in late 2006.

The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and sales, are expected to fund the 200tpd project(s) which are expected to be developed during 2006. Any delay in securing project funding will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3 million
(C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for $0.8 million (C$1.0 million) of which $816,727 (C$1,000,000) have been advanced as at December 31, 2005. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 10 of the Audited Consolidated Financial Statements 2005.

In 2004, the Company entered into an agreement to pay for equipment and services in exchange for an $830,013 (C$1 million) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of US$0.40 per share and a maximum conversion price of US$0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The entire loan was converted in 2005 into 1,535,001 DynaMotive common shares and 767,000 two-year Series S warrants exercisable at $0.57 per share. For detail, please see note 9(a) of the Audited Consolidated Financial Statements 2005.

Qualitative and Quantitative Disclosures about Market Risks
===========================================================

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.


FOREIGN CURRENCY RISK

The Company has operations in Canada, the U.S. and the United Kingdom, and therefore the Company is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely affected by changes in these or other factors.

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company's financial statements are reported in U.S. currency. The extent of the Company's exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company's sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits. These deposits are typically denominated in U.S. and Canadian dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected, if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations because of changes in interest rates or may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company's investments are made in accordance with an investment policy approved by the Company's Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2005, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.

The Company has no bank loans outstanding.

                                 AUDITORS' REPORT


           To the Shareholders of DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for 2003 were reported upon by other auditors. Their report covered the year ended December 31, 2003, contained no reservations and was dated April 16, 2004.

On March 24, 2006, we reported separately to the shareholders of DynaMotive Energy Systems Corporation on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 19, Reconciliation of General Accepted Accounting Principles, included in the accompanying financial statements.



/S/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 24, 2006.

                       Comments by Auditors for U.S. Readers
                     on Canada-United States Reporting Difference


The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


/S/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 24, 2006.

                            CONSOLIDATED BALANCE SHEETS
                         As at December 31 (in U.S. dollars)


                                                           2005           2004
                                                            $              $
-------------------------------------------------------------------------------
ASSETS
Current
Cash                                                   1,428,468         136,971
Restricted Cash [note 9]                                 172,813              --
Receivables                                               40,326         230,280
Government grants receivable [note 16]                   627,582         236,548
Prepaid expenses and deposits                            235,127         177,967
-----------------------------------------------------------------------------------
Total current assets                                   2,504,316         781,766
Property, plant and equipment [note 5]                14,199,148      12,154,153
Patents [note 6]                                         259,109         262,779
-----------------------------------------------------------------------------------
                                                      16,962,573      13,198,698
===================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term loans [note 7]                                     --          42,331
Accounts payable and accrued liabilities [note 8]      7,314,856       7,635,494
Convertible debenture [note 9]                           546,461              --
Project advance [note 18]                                     --         166,003
-----------------------------------------------------------------------------------
Total current liabilities                              7,861,317       7,843,828
Convertible debenture [note 9]                                --         307,463
Long-term debt [note 10]                                 808,848         760,209
-----------------------------------------------------------------------------------
Total liabilities                                      8,670,165       8,911,500
-----------------------------------------------------------------------------------
Commitments and contingencies [notes 1, 12, and 16]
Shareholders' Equity
Share capital [note 11(b)]                            51,849,476      39,866,465
Shares to be issued [note 11(c)]                       2,677,832       2,340,894
Contributed surplus [note 11(h)]                      13,047,158       9,584,266
Cumulative translation adjustment                       (434,661)       (654,374)
Deficit                                              (58,847,397)    (46,850,053)
-----------------------------------------------------------------------------------
Total shareholders' equity                             8,292,408       4,287,198
-----------------------------------------------------------------------------------
                                                      16,962,573      13,198,698
===================================================================================

See accompanying notes

On behalf of the Board:


                                     "Richard Lin"          "Andrew Kingston"
                                        Director               Director

                      CONSOLIDATED STATEMENTS OF LOSS
               For the Year Ended December 31 (in U.S. dollars)



                                                   2005           2004         2003
                                                    $             $           $
-----------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation                    148,556       130,912      125,580
Interest expense [note 11(i)]                  1,445,918       151,758      320,643
Marketing [note 11(i)]                           496,297       283,322      155,914
Office supplies, telephone and insurance         467,854       328,286      300,751
Professional fees [note 11(i)]                 1,533,546     1,010,802      954,223
Rent                                             175,294       107,804      109,653
Research and development [notes 11(i) and 16]  2,435,635     2,690,405      512,981
General and administrative salaries
  and benefits [note 11(i)]                    5,152,851     5,267,756    2,693,430
Foreign Exchange gain                            (33,677)      (53,156)   (177,551)
-----------------------------------------------------------------------------------
                                              11,822,274    (9,917,889)   4,995,624
-----------------------------------------------------------------------------------
Loss from operations                         (11,822,274)   (9,917,889)  (4,995,624)

OTHER REVENUE AND EXPENSES
Interest and other income                          5,614         8,766       73,974
Loss on asset disposals                           19,773        (7,092)          --
Loss on write-down of long-term assets
  [notes 5 and 6]                               (200,457)           --           --
-----------------------------------------------------------------------------------
                                                (175,070)        1,674       73,974
-----------------------------------------------------------------------------------
Loss from continuing operations              (11,997,344)   (9,916,215)  (4,921,650)

Loss from discontinued operations [note 4(a)]         --            --      (63,031)
-----------------------------------------------------------------------------------
Loss for the year                            (11,997,344)   (9,916,215)  (4,984,681)
===================================================================================
Weighted average number of common shares
  outstanding [note 11[j]]                   108,009,185    80,979,299   56,617,490
===================================================================================
Basic and diluted loss per common share
Continuing operations [note 11[j]]                 (0.11)       (0.12)       (0.09)
Discontinued operations [note 11[j]]                  --           --           --
-----------------------------------------------------------------------------------
Loss per share                                     (0.11)       (0.12)       (0.09)
===================================================================================

See accompanying notes


                      CONSOLIDATED STATEMENTS OF DEFICIT
                      As at December 31 (in U.S. dollars)


                                                 2005         2004          2003
                                                  $             $             $
-----------------------------------------------------------------------------------
Deficit, beginning of year                 (46,850,053)  (36,136,236)  (31,151,555)
Effect of change in accounting
  policy [note 3]                                   --      (797,602)           --
-----------------------------------------------------------------------------------
Deficit, beginning of year restated        (46,850,053)  (36,933,838)  (31,151,555)
Loss for the year                          (11,997,344)   (9,916,215)   (4,984,681)
-----------------------------------------------------------------------------------
Deficit, end of year                       (58,847,397)  (46,850,053)  (36,136,236)
===================================================================================

See accompanying notes

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       As at December 31 (in U.S. dollars)


                                                 2005         2004         2003
                                                  $             $            $
-----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                          (11,997,344)   (9,916,215)   (4,984,681)
Add items not involving cash:
  Amortization and depreciation                148,556       130,912       125,580
  Accretion expense[note 9 and 10]           1,068,192        97,200       239,245
  Interest expense-non cash                     67,970            --            --
  Gain on disposition of asset                 (19,773)           --            --
Loss on write-down of property,
    plant and equipment                        200,457            --            --
  Stock based compensation [note 11(i)]      3,697,057     4,730,604     2,427,857
  Foreign exchange gain and other items        (33,677)      (13,392)     (177,551)
Net change in non-cash working capital
  balances related to operations [note 15]     133,833     2,087,156       199,795
-----------------------------------------------------------------------------------
Cash used in operating activities           (6,734,729)   (2,883,735)   (2,169,755)
-----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness                       --           --       (158,539)
Proceeds from convertible debenture          1,825,000       830,013            --
Proceeds from long-term debt                        --       816,727            --
Proceeds from short term loan                       --        42,331       265,000
Repayment of short term loan                   (42,331)           --      (265,000)
Increase in project advance                         --            --       154,488
(Increase) decrease in government
  grant receivables                           (368,712)      509,879      (572,460)
Share capital issued                         6,398,254     4,857,699     2,321,852
Shares to be issued                          1,957,000     1,636,408     1,476,012
-----------------------------------------------------------------------------------
Cash provided by financing activities        9,769,211     8,693,057     3,221,353
-----------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in other long-term assets                  --           --        (32,673)
Increase in patent costs                       (22,181)      (19,989)       (6,479)
Purchase of property, plant and equipment
  (net of government grants)                (1,580,195)   (5,804,656)     (491,057)
Increase in restricted cash                   (172,813)           --            --
-----------------------------------------------------------------------------------
Cash used in investing activities           (1,775,189)   (5,824,645)     (530,209)
-----------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents from operations                1,259,293       (15,323)      521,389
Effects of foreign exchange rate
  changes on cash                               32,204      (131,220)     (262,968)
-----------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents during year               1,291,497      (146,543)      258,421
Cash and cash equivalents, beginning of year   136,971       283,514        25,093
-----------------------------------------------------------------------------------
Cash and cash equivalents, end of year       1,428,468       136,971       283,514
===================================================================================


Supplemental cash flow information [notes 11(i) and 15]
See accompanying notes

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

1. NATURE OF BUSINESS AND FUTURE OPERATIONS

DynaMotive Energy Systems Corporation ("the Company" or "Dynamotive") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2005, the Company has a working capital deficiency of $5,357,001 (2004 - $7,062,062), and has incurred a loss of $11,997,344
(2004 - $9,916,215) for the year ended December 31, 2005.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants. Management is of the opinion that this and expected future financing along with expected sales will provide sufficient working capital to meet the Company's liabilities and commitments as they become due.


2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; and DynaMotive Canada Inc., federally incorporated under the laws of Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

The consolidated financial statements include the results of operations of Border Biofuels Limited ("BBL") as discontinued operations [note 4].

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product and when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.
[b] Revenue from services contracts is recognized when the services are provided and when the amount is reasonably determinable and collectible.
[c] Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government assistance is recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2005 and 2004, no investment tax credits have been recorded.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

   Furniture and fixtures            20% declining balance
   Computer equipment                30% declining balance
   Computer software                 100% declining balance
   Equipment                         20% declining balance
   Leasehold improvements            Straight line over the term of the lease
                                    (which approximates its estimated life)
   Motor vehicles                    50% the first year and 25% thereafter
                                     declining balance

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value.

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 11. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the years ended December 31, 2005 and 2004, potentially dilutive common shares (relating to options, warrants, and convertible agreements outstanding at year end) totaling 50,433,962 (2004 - 39,342,607, 2003 - 24,624,318) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial instruments

The fair values of the financial instruments approximate their carrying value due to their short term or demand nature, except for the convertible debenture and long-term debt. The fair values of the convertible debenture and long-term debt were calculated using discounted cash flow analysis and approximate their carrying value as the effective interest rates implicit in these financial instruments are similar to current market rates.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with maturity less than 30 days from the date of purchase.

For year ended December 31, 2005, the average effective interest rate earned on cash equivalent balance was 3.51% (2004 - nil%). As at December 31, 2005, the Company had $328,468 (2004 - $136,971) in cash, which includes $78,999 in Canadian currency (converted to US dollars) based on year end rate and $1,100,000 (2004 - $nil) in short-term money market deposit.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]  Stock based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

Prior to 2004, effective January 1, 2002, the Company followed the recommendations of the CICA 3870, which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that were outstanding or granted for fiscal years beginning on or after January 1, 2002 were to be measured and recognized using a fair value based method. Awards that an entity had the ability to settle in stock were recorded as equity, whereas awards that the entity was required to or had a practice of settling in cash were recorded as liabilities. The fair value method was encouraged for all other employee stock based compensation but other methods of accounting such as the intrinsic method were permitted. If the fair value method was not adopted, then pro-forma disclosure for net loss and loss per share was required to show the effects as if the fair value method has been used. The Company elected to use the intrinsic method to account for awards granted to employees and directors in 2003.

[b]   Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations" which requires the Company to retroactively record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation will be measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2005 and 2004, the Company estimated the fair value of the asset retirement obligations was $0 and consequently, no liability was accrued.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

4. BORDER BIOFUELS LTD.

[a]   Liquidation of BBL

In April 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company. In December 2002, BBL was placed into liquidation and the Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL remains in liquidation at December 31, 2005, the Company no longer controls the operating, financing and investing decisions of BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL (net loss from discontinued operations for the year ended December 31, 2003 of $63,031) have been accounted for as discontinued operations.

[b]   Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $344,160(GBP200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations. BBL remains in liquidation at December 31, 2005, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

5. PROPERTY, PLANT AND EQUIPMENT

                                             2005                     2004
                                    ------------------------------------------------
                                               Accumulated               Accumulated
                                      Cost     Amortization     Cost    Amortization
                                        $          $              $           $
------------------------------------------------------------------------------------
Furniture and fixtures            148,243       123,669        166,649    127,064
Computer equipment and software   461,123       366,765        395,616    306,745
Equipment                          24,499        15,858        647,960    408,916
Projects under development:
  West Lorne                   12,832,393            --     10,958,107         --
  Construction advances
    - 200 tpd plant             1,196,885            --        766,035         --
Leasehold improvements            158,200       115,903        153,106    100,476
Motor vehicles                         --            --         57,446     47,565
------------------------------------------------------------------------------------
                               14,821,343       622,195     13,144,919    990,766
------------------------------------------------------------------------------------
Net book value                           14,199,148                  12,154,153
------------------------------------------------------------------------------------

The Company has constructed a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2005, the Company had recorded pre-construction advances of $1,196,885
[2004 - $766,035] representing initial payments on a proposed 200 tonne per day ("tpd") plant. All of the pre-construction advances were paid in cash or shares.

During 2005, government grants of $873,583 [2004 - $2,829,117] have been applied to reduce the cost of property, plant and equipment under construction.

In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to the BioOil Power Generation segment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

In 2005, the Company re-assigned a leased vehicle along with its remaining lease liability to a former employee for $nil proceeds. The disposal resulted in a gain of $19,773.

6. PATENTS

                                             2005                     2004
                                    ------------------------------------------------
                                               Accumulated               Accumulated
                                      Cost     Amortization     Cost    Amortization
                                        $          $              $           $
------------------------------------------------------------------------------------
Patents                             390,220    131,111        365,715      102,936
------------------------------------------------------------------------------------
Net book value                             259,109                    262,779
====================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

6. PATENTS (cont'd)

Patents are recorded at cost and amortized on a straight line basis over the estimated useful life, which approximates the legal life, of the related technology of 16 years. The annual amortization expense of these patents for the next five years is estimated to be $25,000 per annum.

In 2005, the Company recorded write-downs of certain patents the Company is no longer pursuing totaling $10,311. The Company has determined that the net recoverable amount of these patents was below that carrying values.

7. SHORT-TERM LOANS

[a] On December 24, 2004 the Company entered into a loan agreement with an officer of the Company for $42,331. The loan bore interest at 2% per month, had a 1-month term and was repaid in January 2005.

[b] On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loans bore interest at 2% per month and had a 12-month term. The loan agreement also called for the Company to issue 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings.

      The proceeds of the loan were allocated to the loan and warrants based on their relative fair values. Accordingly, $104,167 was initially allocated to the loan and $145,833 was allocated to the warrants. The carrying value of the debt was accreted up to its face value over the term to maturity. Accretion of $12,153 was recognized in the year ended December 31, 2003. The Company provided the lenders with a general security agreement and other undertakings in regard to the loan. In December 2003, the Company repaid the loan and the lender released the Company from the general security agreement.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                          2005          2004
                                                            $             $
------------------------------------------------------------------------------
Trade accounts payable                                 5,499,062     3,157,724
Accrued compensation                                      41,692        34,808
Accrued liabilities                                    1,429,942     4,057,642
Bank of Scotland guarantee [note 4(b)]                   344,160       385,320
------------------------------------------------------------------------------
                                                       7,314,856     7,635,494
==============================================================================

Included in Trade accounts payable is an amount due to a vender which has committed to provide a $3.1 million (C$3.64 million) 7-year lease financing on the equipment purchased. As at December 31, 2005, the Company has not entered into any formal financing agreement with respect to this equipment.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

9. CONVERTIBLE DEBENTURES

(a) In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture (the "Agreement"). The debenture was convertible into common shares of the Company at the market price at the time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. In addition, for each share issued upon conversion, the debenture holder would receive 1/2 share purchase warrant. Each whole warrant is exercisable for two years from the date of issue at 5% above the market price at the time of conversion. The debenture bore no interest and the principal was due on December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at a price of $0.54 per share and received 1,535,001 shares and 767,500 two-year Series S warrants exercisable at $0.57 per share.

      The Agreement also calls for the Company to enter into a marketing agreement with the Vendor. In connection with the marketing agreement, in early 2005 the Company issued to the Vendor 500,000 Series U warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period from January 4, 2005 to December 31, 2006. The
      Vendor has exercised these warrants subsequent to December 31, 2005.

      The proceeds of the debenture have been allocated to the debenture and warrants at December 31, 2004 based on their relative fair values. Accordingly, $307,463 was allocated to the debenture, $440,592 was allocated to the conversion feature and $81,958 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005 and the entire balance of $522,550 ($440,592 related to the conversion feature and $81,958 related to the warrants) was expensed upon conversion in September 2005.

(b) During the year ended December 31, 2005 the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures are due between June and September 2006 and have an interest rate of 10% per annum. At the holders' option, the principle and accrued interest are convertible into the Company's common shares and share purchase warrants at rates between $0.40 and $0.425 per share. For each share issued upon conversion, the debenture holder would receive 1/2 or 1/4 share purchase warrants. Each whole warrant is exercisable for three years from the date of issue at 5% above the market price at the time of conversion. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. As at December 31, 2005, $675,000 of these debentures remain outstanding.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

9. CONVERTIBLE DEBENTURES (cont'd)

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the year due to the conversion of the debentures.

The Company has restricted funds of $172,813 held by the lawyer as collateral for short-term convertible debentures. Shortly after the year end, debenture holders converted the same amount to company shares and these funds became non-restricted.

10. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 loan (C$1,000,000, based on exchange rate at December 31, 2004). The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also calls for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. Accordingly, $760,209 (C$915,900) was allocated to the loan and $69,804 (C$84,100) was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective shortly before year end. The accretion of the debt discount began in January 2005 and during the year ended December 31, 2005 $22,591 (C$27,616) was accreted. The balance as at December 31, 2005 included $26,048 of foreign exchange effect.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares [2004 - unlimited common shares] with no par value and unlimited Class A preferred shares with no par value [2004 - 100,000,000 with a par value of $5.00] with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2005 and 2004.

[b] Issued and outstanding common shares

                                                                 Issued
                                                            #              $
----------------------------------------------------------------------------------
Balance, December 31, 2002                              49,941,000     27,553,040
Issued for cash
  Pursuant to private placement                         12,863,895      1,544,715
Pursuant to exercise of stock options                      580,100        183,050
Issued on conversion of convertible loan                 1,389,746        182,254
Issued for settlement of fees payable                    2,206,966        699,037
Issued for services (i)                                  2,973,947        745,894
Shares redeemed and cancelled (ii)                         (40,000)            --
----------------------------------------------------------------------------------
Balance, December 31, 2003                              69,915,654     30,907,990
Issued for cash
  Pursuant to private placement (iii)                   16,906,913      5,825,691
  Pursuant to exercise of stock options                    569,284        180,314
Pursuant to exercise of warrants                           188,333         50,583
Issued for settlement of fees payable                    2,999,113      1,427,565
Issued for services (i)                                  2,425,641      1,322,145
Issued for SA Rights                                       124,860         75,489
Shares redeemed and cancelled                                   --         76,688
----------------------------------------------------------------------------------
Balance, December 31, 2004                              93,129,798     39,866,465
Issued for cash
  Pursuant to private placement,
    net of finder's fee (iii)                           17,303,998      6,071,226
  Pursuant to exercise of stock options                  1,239,139        373,277
  Pursuant to exercise of warrants                       1,873,084        592,088
Issued for settlement of fees payable (iii)              3,347,869      1,836,047
Issued for services (i)                                  1,656,643        929,199
Issued on conversion of convertible debentures           4,364,013      2,038,951
Issued on conversion of project advance                    342,287        166,003
Shares to be redeemed and cancelled (ii)                   (44,956)       (23,780)
-----------------------------------------------------------------------------------
Balance, December 31, 2005                             123,211,875     51,849,476
==================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are nil [2004 - nil; 2003 - 1,536,141] shares, fair valued at $nil
     [2004 - $nil; 2003 - $321,082].

b.   The Company issued 624,301 [2004 - 2,393,459; 2003 - 980,753] restricted shares to non-employees for services, fair valued at $303,010 [2004 - $1,303,005; 2003 - $363,764]. The shares have a 12-month restriction from the issue date. The Company also issued 941,840 [2004 - nil; 2003 - nil] shares to non-employees for services, fair valued at $591,799 [2004- $nil; 2003 - $nil].

c. The Company has issued 90,502 [2004 - nil; 2003 - 455,794] shares to employees, directors and officers for services rendered, recorded at fair value of $34,390 [2004 - $nil; 2003 - $60,922].

d. The Company issued nil [2004 - 32,182; 2003 - 8,590] restricted shares to employees and directors for services, fair valued at $nil [2004 - $19,140; 2003 - $2,686]. The shares have a 12 month restriction from the issue date. During 2003, 7,331 common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560.

[ii] At December 31, 2005, the Company had 44,956 [2004 - nil] common shares to be redeemed. The redeemable shares had a fair value of $23,780 which were issued as a partial payment of outstanding invoices will be returned to the Company as a result of the final settlement with a vendor. At December 31, 2004, the remaining balance of the previously accrued redemption was cancelled as a result of the Company using the shares as a deposit on the next development project. These shares, which were included as outstanding at December 31, 2003, were issued for services in relation to the termination of agreements with non-employees and to be redeemed upon satisfying conditions of the termination agreements which were fully settled in 2003.

[iii] During the year ended December 31, 2005, the Company completed a private placement for gross proceeds of $7,138,730. Share issuance costs related to these private placements totaled $1,033,113, of which, $35,041 was paid in cash and $998,072 was paid in shares [note 11(i)]. Pursuant to the private placement agreements in 2005, 7,006,257 Series S warrants were issued in 2005 [note 11(f)].

    The Company also issued 3,347,869 fully vested shares for settlement of fees payable in 2005. These shares were valued based on the quoted market price on the date of the settlement agreement.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[c]   Shares to be issued

At December 31, 2005, the Company has 4,673,439 [2004 - 5,629,859] common shares to be issued which are comprised of:

[i] 1,247,344 [2004 - 1,403,080] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements in 2005 with a value of $755,224 [2004 - $704,486].
      Shares to be issued under compensation arrangements are valued based on the quoted market price on the date of the agreement.

[ii] 2,826,095 common shares relating to a private placement commenced during the year ended December 31, 2005 [2004 - 4,226,779] and 600,000
      [2004 - nil] common shares are related to exercise of warrants for gross proceeds of $342,000. The private placement is for up to $20 million at an offering price between $0.33 and $0.81. At December 31, 2005, the Company had received $1,957,000 [2004 - $1,636,408] in cash for these shares to be issued [note 20(a)].

[iii] Subscription receivable of $34,392 [2004 - $NIL] related to 90,502 common shares issued to an officer in 2005.

[d]   Escrow agreement

In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. The escrow restrictions provide that these shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or Escrow Holders, make any transfer or record any trading in these shares without approval of the Company. The escrow agreement further provides that the shares may then be released from escrow at the rate of one share for every $0.17 of "cash flow" as defined in the agreement, generated by the Company. The purpose of this escrow agreement, in part, is to encourage the holders thereof to act in the best interests of the Company, and in the event that the Company should become successful, in part due to the efforts of the holders of these shares, they will be entitled to maintain their ownership of these shares, and to obtain regular pro-rata releases.

During 1999, the Board approved an amendment to the escrow agreement's release provisions that applied to 676,000 of the shares held in escrow above. The amended release provisions which are: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period (achieved); 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period (achieved); 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period (achieved subsequent to year end (see note 20)).

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

During the year ended December 31, 2000, 450,666 of then common shares were released from escrow as the milestones were reached.

Subsequent to December 31, 2005 the Company's market capitalization exceeded $100 million and as a result 225,334 shares were released from escrow (see note 20(b)), management expects the remaining escrowed shares will be cancelled.

Contingently issuable shares held in escrow are only included in the calculation of loss per share when eligible for release from escrow. As such, the weighted average number of common shares outstanding and the basic and diluted loss per common share exclude escrowed shares for all periods presented (note 11(j)).

[e]   Stock options

At December 31, 2005, the following stock options to Directors, employees and others were outstanding:

                                 Options Outstanding        Options Exercisable
                               -----------------------   --------------------------
                               Weighted-
                 Number         Average      Weighted-      Number        Weighted-
Range of      Outstanding at   Remaining      Average    Exercisable at    Average
Exercise       December 31,    Contractual    Exercise    December 31,    Exercise
  Price           2005            Life         Price         2005           Price
-----------------------------------------------------------------------------------

$0.20 - $0.23   5,300,084       7.16 years     $0.21      5,300,084         $0.21
$0.33 - $0.50   7,817,833       3.68 years     $0.47      7,645,333         $0.47
$0.58 - $0.90     595,333       1.80 years     $0.73        595,333         $0.73
    $1.00         120,000       4.09 years     $1.00        120,000         $1.00
    $1.50          80,000       4.77 years     $1.50         80,000         $1.50
-----------------------------------------------------------------------------------
               13,913,250                                13,740,750
===================================================================================


From time to time, the Company has provided incentives in the form of stock options to the Company's directors, officers, employees and others. The Company has reserved 18,488,525 [2004 - 13,969,470] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2005, 4,575,275 [2004 - 2,029,747] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:


                                        No. of Common            Weighted Average
                                        Shares Issuable            Exercise Price
----------------------------------------------------------------------------------
                                              #                            $
Balance, December 31, 2002                 5,827,837                      0.63
Options granted                            7,603,409                      0.24
Options forfeited or expired              (1,299,017)                     0.32
Options exercised                         (2,116,241)                     0.52
----------------------------------------------------------------------------------
Balance, December 31, 2003                10,015,988                      0.41
Options granted                            3,393,769                      0.36
Options forfeited or expired                (900,750)                     0.70
Options exercised                           (569,284)                     0.32
----------------------------------------------------------------------------------
Balance, December 31, 2004                11,939,723                      0.38
Options granted                            4,068,916                      0.48
Options forfeited or expired                (856,250)                     0.72
Options exercised                         (1,239,139)                     0.30
----------------------------------------------------------------------------------
Balance, December 31, 2005                13,913,250                      0.39
==================================================================================


During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

During 2004,the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for a period of five years.

During 2003, the Company repriced 500,000 options issued to a director (or company controlled by a director) from the original exercise price of $0.50 to anew exercise price of $0.30.

Included in the options granted in 2005, were nil [2004 - 350,000] options to non employees for services rendered recorded at a fair value of $nil [2004 - $73,750].

Subsequent to December 31, 2005, 269,172 options with a weighted average exercise price of $0.27 were exercised (see note 20(a)).

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The weighted-average fair value of options granted in 2005 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.58, $0.54, and $0.46 respectively [2004 - $nil, $0.40 and $0.41; 2003 -
$0.20, $0.38, and $0.21].

Compensation expense recognized for options granted in 2005 or prior periods was $2,103,328 (2004 - $3,707,356). The fair value of stock options, SA Rights and warrants granted in 2005 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 3.7% (2004 - 4.3%); dividend yields of 0% (2004 - 0%); volatility factors of the expected market price of the Company's common stock of 79.9% (2004 - 92.7%); and weighted average expected life of the option of 6.5 years (2004 - 7.9 years).

Pro forma information regarding net loss and loss per share was previously required by CICA 3870, for all periods presented where the fair value method was not chosen, as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method [see note 3(a)]. The fair value for these options, SA Rights and warrants was estimated at the measurement date using the Black Scholes option pricing model with the following assumptions for 2003: Risk free interest rate of 4.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 116%, and weighted average expected live of the options of 2.7 years.

Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                          2003
                                                            $
--------------------------------------------------------------------
Loss for the period as stated                         (4,984,681)
Less stock-based compensation                            676,354
--------------------------------------------------------------------
Pro forma loss                                        (5,661,035)
====================================================================
--------------------------------------------------------------------
Basic and diluted loss per share as stated                (0.09)
Proforma basic and diluted loss per share                 (0.10)
====================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

At December 31, 2005 the common share purchase warrants outstanding were as follows:


                  No. of Common      Exercise
                 Shares Issuable      Price     Expiration Date
-----------------------------------------------------------------------------------
Series P Warrants   3,735,482        $0.40        May 6, 2006
Series Q Warrants  10,357,295   $0.20 to $0.75    Jan 12, 2006 to Aug 31, 2008
Series R Warrants   2,500,000         $0.20       Aug 31, 2008
Series S Warrants  15,998,808   $0.44 to $0.78    Aug 16, 2006 to May 31, 2011
Series T Warrants     312,500         $0.49       Nov 3, 2007
Series U Warrants   1,207,252   $0.49 to $0.53    Jan 4, 2007 to Dec 22, 2008
                   ----------
          Total    34,111,337
====================================================================================


Summary of warrants exercised and issued during the year end:


                                 Number of Common Shares Issuable
                               -----------------------------------
                               via Warrants
                                exercised/    via Warrants
                                 cancelled     Issued
                   at December  during the    during the   at Dec 31,      Exercise
                    31, 2004        year       year           2005           Price
-----------------------------------------------------------------------------------
Series F Warrants    933,333    (933,333)       --           --            $0.70
Series M Warrants    102,544    (102,544)       --           --            $1.50
Series O Warrants    300,000    (300,000)       --           --            $0.35
Series P Warrants  4,477,147    (741,665)       --        3,735,482        $0.40
Series Q Warrants 11,492,088  (1,134,793)       --       10,357,295    $0.20 to $0.75
Series R Warrants  2,500,000       --           --        2,500,000        $0.20
Series S Warrants  4,910,239       --       11,088,569   15,998,808    $0.44 to $0.78
Series T Warrants    312,500       --           --          312,500        $0.49
Series U Warrants     --           --        1,207,252    1,207,252   $0.49 to 0.53
-------------------------------------------------------------------------------------
                  25,027,851  (3,212,335)   12,295,821   34,111,337
=====================================================================================


Of 34,111,337 outstanding warrants, 32,711,337 warrants are vested. 29,389,349 of the Series P, Q, S, and U warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company's shares have closed at or above $1.00 for 20 consecutive trading days. 509,488 of the Series Q warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company's shares have closed at or above $1.50 for 20 consecutive trading days (see 20(c))

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

(1)The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. During the year ended December 31, 2004, pursuant to various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006.

(2)The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. 4,479,559 Series Q warrants were issued during the year at a weighted average exercise price of $0.59 per share, expiring on various dates from January 12, 2006 to May 20, 2007. Also in 2005, 1,134,793 [2004 - 188,333] warrants were exercised at a weighted average price of $0.31 [2004 - 0.27] per share.

(3)The 2,500,000 Series R warrants were issued as part of the loan financings [note 7(b)] at an exercise price of $0.20 per share.

(4)The Series S warrants were issued during the year as part of a private placement forcash and services. Of the 11,088,569 warrants issued, 7,006,257 [2004 - 4,910,239] were issued in relation to private placements. These warrants vested upon successful completion of the private placement and as services were performed. 11,088,569 [2004 4,910,239] Series S warrants were issued during the year. 1,900,000 warrants are vested annually from 2005 to 2008.

(5)The Series T warrants were issued as a part of a loan agreement in 2004 and the warrants vested immediately upon issue.

(6)The 1,207,252 Series U warrants were issued during the year as a part of conversion of convertible debentures in 2005. These warrants vested immediately upon issue with a weighted average exercise price of $0.51.

Compensation expenses recognized for warrants granted during 2005 was $707,166 [2004 - $601,250; 2003 - $1,265,474].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At December 31, 2005, 300,000 [December 2004 - 300,000] SA Rights were outstanding and 200,000 [December 2004 - 200,000] were vested.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:


                                                                     No. of
                                                               SA Rights Issued
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Balance, December 31, 2003                                         1,468,335
SA Rights redeemed                                                  (766,668)
SA Rights forfeited                                                 (401,667)
--------------------------------------------------------------------------------
Balance, December 31, 2004                                           300,000
SA Rights redeemed                                                        --
SA Rights forfeited                                                       --
--------------------------------------------------------------------------------
Balance, December 31, 2005                                           300,000
================================================================================

At December 31, 2005, the following SA Rights, all of which were issued to employees, were outstanding:



         SA Rights          SA Rights          Initial          Expiration
         Outstanding         Vested             Value              Date
-------------------------------------------------------------------------------
          300,000            200,000            $0.40        December 31, 2008
===============================================================================



The Company has an arrangement with a former director of the Company for 300,000 outstanding SA Rights of which 200,000 SA Rights have been vested with an initial value of $0.40 extending the expiration date to December 31, 2008.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[h] Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements in 2003 [note 7], the fair value of warrants related to convertible debentures [note 9], the fair value of warrants related to long-term debt in 2004 [note 10], and the fair value of options and warrants granted to employees.

[i] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

                                           2005          2004        2003
                                            $             $            $
-----------------------------------------------------------------------------
Balance sheet items
Property, plant and equipment            327,533        350,812   1,004,564
Share issue costs                        996,876        280,785     947,202
Accounts payable                         492,136         17,893      51,000
-----------------------------------------------------------------------------
                                        1,816,545       649,490   2,002,766
-----------------------------------------------------------------------------
Income statement items
Professional fees                       1,046,841       235,845     655,416
General and administrative
  salaries and benefits                 2,103,328     3,707,356   1,712,658
Marketing                                      --            --      51,628
Research & development                    546,888       787,403         --
Interest expense and other                 67,970        97,200       8,155
-----------------------------------------------------------------------------
                                        3,765,027     4,827,804   2,427,857
-----------------------------------------------------------------------------
Total stock based payment               5,581,572     5,477,294   4,430,623
=============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[j] Basic and diluted loss per common share


                                        2005           2004          2003
------------------------------------------------------------------------------
Numerator
Loss from continuing operations   $(11,997,344)    $(9,916,215)   $(4,921,650)
Loss from discontinued operations           --              --        (63,031)
------------------------------------------------------------------------------
Net loss                          $(11,997,344)    $(9,916,215)   $(4,984,681)
------------------------------------------------------------------------------

Denominator
Weighted average number of
  common shares outstanding        108,790,519      81,760,633     57,398,824
Escrowed shares                       (781,334)       (781,334)      (781,334)
------------------------------------------------------------------------------
                                   108,009,185      80,979,299     56,617,490
------------------------------------------------------------------------------

Basic and diluted loss per common share
Continuing operations                    $(0.11)       $(0.12)         $(0.09)
Discontinued operations                      --            --           (0.00)
------------------------------------------------------------------------------
Loss per share                           $(0.11)       $(0.12)         $(0.09)
==============================================================================


12. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:


                                                                      $
--------------------------------------------------------------------------
2006                                                               143,000
2007                                                               156,000
2008                                                               151,000
2009                                                                49,000
--------------------------------------------------------------------------
                                                                   499,000
--------------------------------------------------------------------------


Pursuant to employment agreements with certain officers of the Company, which expire between July 31, 2007 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers' early termination. As at December 31, 2005 the compensation obligation payable over the next four years amounts to $5,308,806 (2004 - $3,183,445).

Pursuant to employment agreements with certain officers of the Company, the Company is obligated to allot and issue 335,000 fully-paid shares and a cash bonus of $25,700 once the Company's first commercial plant is successfully commissioned.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

12. COMMITMENTS AND CONTINGENCIES (cont'd)

In connection with the Company's West Lorne project and construction advances related to the 200TPD plant (see Note 5), the Company has committed to outstanding constructions commitments of approximately $2.6 million

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 11, the Company had the following transactions with related parties:

[a]   Consulting fees and salaries of $1,940,421 for the year ended December
31, 2005 [years 2004 - $3,053,332; 2003 - $1,591,097] have been paid to
Directors (or companies controlled by Directors) of the Company. Included in the amount above, is 974,392 [2004 - $2,288,556; 2003 - $1,233,418] paid by stock based compensation [note 11(b)(i)].

[b]   Consulting fees and share issue costs of $87,395 for the year ended
December 31, 2005 [years 2004 - $574,326; 2003 - $1,002,085] have been paid to a shareholder of the Company. Included in the amount above, is $1,113 [2004 $513,958; 2003 - $1,002,085] paid by stock based compensation [note 11(b)(i)].

[c]   As at December 31, 2005, $82,529 [2004 - $136,370; 2003 - $32,673] was
advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d]   On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bore interest at 2% per month and had a 12-month term. The loan agreement also calls for the Company to issue 500,000 warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)


14. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2005, the Company has loss carryforwards of approximately $40,146,000 to apply against future taxable income in Canada ($37,017,000) and the United Kingdom ($3,129,000) and $703,000 and $287,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:



                   Federal Investment     Provincial Investment            Loss
                      Tax Credits            Tax Credits              Carryforwards
                          $                       $                          $
-----------------------------------------------------------------------------------
2006                    13,000                      --                   2,731,000
2007                   115,000                      --                   4,746,000
2008                    25,000                      --                   5,388,000
2009                    49,000                   8,000                   3,975,000
2010                   167,000                  94,000                   4,616,000
2011                   197,000                 109,000                          --
2012                    54,000                  30,000                          --
2013                    58,000                  32,000                          --
2014                    25,000                  14,000                   6,662,000
2015                        --                      --                   8,899,000
-----------------------------------------------------------------------------------
                       703,000                 287,000                  37,017,000
===================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

14. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES
(cont'd.)

In addition, the Company has scientific research and experimental development expenditures of approximately $3,009,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31, 2005 and December 31, 2004 are as follows:

                                                        2005         2004
                                                          $            $
-----------------------------------------------------------------------------
Loss carryforwards                                   13,594,000   10,965,000
Research and development deductions and credits       2,018,000    3,102,000
Property, plant and equipment                         1,069,000    1,056,000
Financing costs                                         655,000      514,000
-----------------------------------------------------------------------------
Total future tax assets                              17,336,000   15,637,000
Valuation allowance                                 (17,336,000) (15,637,000)
-----------------------------------------------------------------------------
Net future tax assets                                        --           --
-----------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2005 and 2004 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company's expected effective tax rate for the reversal of the tax benefit would be 34.12%, 35.62% and 35.62% in 2005, 2004 and 2003, respectively.

The Company's future tax assets include approximately $426,000 [2004 - $261,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

15. SUPPLEMENTAL CASH FLOW INFORMATION

                                           2005          2004        2003
Net change in non-cash working capital       $             $           $
------------------------------------------------------------------------------
Receivable                                153,693      (90,890)     (38,399)
Prepaid expenses and deposits             (49,305)     (96,852)      10,566
Accounts payable and
  accrued liabilities                      29,445    2,274,898      227,628
------------------------------------------------------------------------------
                                          133,833    2,087,156      199,795
==============================================================================

Interest paid
Short-term interest paid                  131,971       26,000       63,522
==============================================================================


For stock based non-cash investing and financing activities, see note 11 (i).

For the year ended December 31, 2004, excluded from investing activities were $3,039,451 of additions to property, plant and equipment which were accrued in accounts payable and accrued liabilities and will be financed through capital leases. As at December 31, 2005, the Company has not entered into any formal financing agreement with respect to this equipment.

16. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2005 in the amount of $1,664,640 [2004 - $3,611,412; 2003 -.$915,237] has been recorded as a reduction of expenditures.


Government assistance applied to:          2005          2004        2003
                                             $             $           $
------------------------------------------------------------------------------
Property, plant and equipment and other  853,673     2,829,117       422,176
Research and development                 782,423       765,106       456,438
Other expenses                            28,544        17,189        36,623
------------------------------------------------------------------------------
Total                                  1,664,640     3,611,412       915,237
==============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

16. GOVERNMENT ASSISTANCE (cont'd.)

[a]Technology Partnerships Canada
During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to March 31, 2006 while retaining the original cumulative maximum assistance level of $7 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.7 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2005, the Company has received $5.9 million (Cdn$6.9 million) under these agreements. In 2005, the Company received approximately $1,007,318, of which $13,029 was deducted from patents and the remainder was used to reduce expenditures made during the current year. As at December 31, 2005, $627,582 [2004 - $236,548] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been generated from the project, no repayment has been made and no amount accrued for TPC assistance as at year end.

[b]Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") whereby SDTC will contribute $4.3 million (Cdn$5 million) to the capital cost of the Company's Erie Flooring 100 tonne per day BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project. During 2005, the Company received payment of $657,322 (Cdn$ 796,478) [2004 - $3,056,468 (Cdn$3,703,522)] from SDTC.

17. SEGMENTED INFORMATION

In 2005 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the years ended December 31, 2005 and 2004 the Company recorded no revenue.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

18. PROJECT ADVANCE

In June 2003 the Company received $166,003, translated at the rate on the balance sheet date, (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project has now proceeded at the site of Erie Flooring in West Lorne Ontario, and the Company has agreed with OPG to convert the Project Advance into Company's equity on March 31, 2005 based on then current market value. In this regard, 342,287 shares were issued during 2005.


19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("U.S. GAAP"), except as follows:

[i] Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii] Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying, without restatement, the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the deficit as at January 1, 2004 by $797,602 with the corresponding increase to contributed surplus.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123 ("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For options that had their expiry dates extended, the modification date became the new measurement date and additional compensation was recorded when the intrinsic value of the modified options exceeds the intrinsic value at the original measurement date. The Company applies variable accounting to repriced options granted to directors.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

During 2005, 152,000   [2004  -  315,813;  2003  -  1,595,456] fixed employee
stock options were granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25 and related interpretation. The Company uses its best estimates of number of SA Rights to be exercised (or forfeited) to record the compensation relating to variable plans.

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. For the year ended December 31, 2003, the Company adopted the guidance under the original CICA Handbook Section 3870 [note 3] which required that stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method. For stock based awards granted to employees for fiscal years beginning on or after January 1, 2002, the Company had previously elected (prior to January 1, 2004) to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

[iii] Under US GAAP, the conversion feature of the convertible debts issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force ("EITF") No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized. As a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders' equity. Additional interest expense as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest was adjusted to the Consolidated Statements of Loss under US GAAP.
In addition, in accordance with Issue 10 of EITF 00-27, the commitment date of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature ("BCF") was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net loss for US GAAP purposes as it is immaterial given the short time period that the convertible debentures were outstanding. Additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2005 was calculated as $27,943. The full amount was charged to interest expense upon the conversion of the debentures.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

[iv] For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 ("SFAS 130") in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

[v] New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant's first fiscal year beginning on or after December 15, 2005.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140". Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.


                                              2005            2004          2003
                                              $               $             $
-----------------------------------------------------------------------------------

Loss for the year, Canadian GAAP          (11,997,344)     (9,916,215)   (4,984,681)
Adjustment for stock based compensation      (934,131)      1,511,031            --
Adjust to accretion of interest
Expense (iii)                                (193,249)             --            --
-----------------------------------------------------------------------------------
Loss for the year, U.S. GAAP              (13,124,724)     (8,405,184)   (4,984,681)
-----------------------------------------------------------------------------------

Unrealized (gain)/losses on foreign currency
  Translation                                 219,713          35,733      (146,363)
-----------------------------------------------------------------------------------
Comprehensive loss for the year,
U.S. GAAP                                 (12,905,011)     (8,369,451)   (5,131,044)
-----------------------------------------------------------------------------------

Weighted average number of common shares
  Outstanding                             108,009,185      80,979,299    56,617,490
-----------------------------------------------------------------------------------
Basic and diluted loss per common share,
  U.S. GAAP                                    (0.12)           (0.10)       (0.09)
===================================================================================


                                                           2005          2004
                                                           $             $
-----------------------------------------------------------------------------------

Total liabilities, Canadian GAAP                           8,670,165     8,911,500
Adjustment for allocation of proceeds of                      41,587            --
Convertible debt (iii)
Adjustment for accretion of interest expense                 (18,775)           --
-----------------------------------------------------------------------------------

Total liabilities, US GAAP                                 8,692,977     8,911,500
==================================================================================


                                                           2005          2004
                                                           $             $
-----------------------------------------------------------------------------------

Total shareholders' equity, Canadian GAAP                  8,292,408     4,287,198
Adjustment for allocation of proceeds of                     (41,587)           --
Convertible debt (iii)
Adjustment for accretion of interest expense                  18,775            --
-----------------------------------------------------------------------------------

Total shareholders' equity, US GAAP                        8,269,596     4,287,198
==================================================================================

The consolidated assets and cash flows under accounting principles generally accepted in Canada are the same as the consolidated assets under the accounting principles generally accepted in the United States.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2005                                    (express in U.S. dollars)

20. SUBSEQUENT EVENTS

[a] As described in note 11(c), during the period from January 1 to 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,542,878, inclusive of $1,615,000 received as at December 31, 2005 relating to a private placement commencing during the fourth quarter of 2005. Also during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants.

[b]   On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading day and as a result 225,334 shares were released from escrow and were issued to the holders.

[c]   On March 24, 2006 the Company's shares closed at or above $1.00 for the
20th consecutive trading day and consequently all of the remaining 29.4 million Series P, Q, S, and U warrants with an aggregate exercise value of $15.2 million (including cash exercise of $1.57 million received during the period from January 1, 2006 to March 24, 2006) have become callable by the Company for between $0.001 and $0.01 per warrant upon 30 days written notice. If such notice is given, the warrant holders may exercise the warrants during the notice period. The Company has not yet issued notice to warrant holders as at March 24, 2006.

21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

OFFICERS AND DIRECTORS
As of May 2006

Officers of the Company

Richard Chen-Hsing Lin
Chairman and
President-Operations, China
Vancouver BC Canada

Robert Andrew Kingston
President and
Chief Executive Officer
Vancouver BC Canada

Paul Hughes
Chief Operating Officer
Vancouver BC Canada

Brian Richardson
Chief Financial Officer
West Vancouver BC Canada

Jan Barynin
Vice President, Engineering
Vancouver BC Canada

Laura Santos
Corporate Secretary
Richmond BC Canada

Jeffrey Lin
Vice President, Business Development
China and Japan
Vancouver BC Canada



Board of Directors

Committee membership indicated by numbers following names

Richard Chen-Hsing Lin (2)(3)
Chairman and
President-Operations,China
Vancouver BC Canada

Robert Andrew Kingston (3)
President and
Chief Executive Officer
Vancouver BC Canada


Directors at Large

Chih-Lin Chu
General Manager
China Strategic Holdings Limited
Hong Kong China

Shing-Cheng Hong (1)
Chairman
Giga Venture Partners & Co.
Taipei Taiwan

Desmond Radlein, Ph.D. (1) (2) (3)
President & CEO
Resources Transforms International, Ltd.
Waterloo ON Canada

Curtin Winsor, Jr., Ph.D. (1) (2)
Chairman
American Chemical Services Company
McLean VA USA

All directors are elected annually at the Company's Annual Meeting of Stockholders.

Committees of the Board of Directors
1. Audit Committee
2. Compensation Committee
3. Executive Committee

CORPORATE INFORMATION
(as of May 2006)

CORPORATE OFFICES

Corporate Headquarters
230-1700 West 75th Avenue
Vancouver BC Canada
V6P 6G2
604-267-6000 Telephone
604-267-6005 Facsimile


TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc.
Stock Transfer Services
Vancouver BC Canada V6C 3B9
(604) 661 0246 Telephone
(604) 683-3694 Facsimile

Computershare Investor Services Inc.
Golden, CO
USA 80401
(303) 262 0600 Telephone
(303) 262 0700 Facsimile


BANKERS

Canadian Imperial Bank of Commerce
6011 No. 3 Road
Richmond BC Vancouver
V6Y 2B2
Tel: 604-665-6128 Telephone
Fax: 604-278-7631 Facsimile


INDEPENDENT AUDITORS

BDO Dunwoody LLP
Vancouver BC Canada


Investor Relations

To obtain additional information about the Company or to be placed on the Company's list for future news release and financial reports, contacts:

DynaMotive Energy Systems Corporation
Investors Relations
230-1700 West 75th Avenue
Vancouver BC Canada V6P 6G2
(604) 267 6000 Telephone
(877) 863 2268 Toll Free
(604) 267 6005 facsimile
info@dynamotive.com email
www.dynamotive.com website


STOCK LISTING

The Company's common shares are currently listed on the OTCBB under the trading symbol DYMTF


ANNUAL MEETING

The 11th Annual General Meeting will be held on Friday, June 30, 2005 at
2:00 p.m.

Lang Michener LLP
Board Room
1055 West Georgia Street
Vancouver BC V6E 4N3